Exhibit 99.11

DEVELOPMENT AGREEMENT

This Development Agreement (Agreement”), by and between the City of Murfreesboro (“City’) and Notes Live, Inc., a Colorado corporation (“Notes Live”), is effective as of 8 - 17, 2022 (the “Effective Date”) for the purpose of directing the development of land owned by the City on Medical Center Parkway and Gateway Blvd with a specific economic development project detailed herein.

Recitals

A.	The City owns an 18.2-acre parcel of land located South of Medical Center Parkway and East of Gateway Boulevard, Rutherford County Assessor’s Parcel Number 091H-B-00500, (the “Property”).

B.	Notes Live has evaluated many potential sites for an entry into the Middle Tennessee market with its Bourbon Brothers Smokehouse and Tavern, Boot Barn Hall, and Sunset Music Colosseum concepts and associated parking facilities (the “Notes Live Venues”) and believes that the Property offers the best site for development of the Notes Live Venues.

C.	Notes Live Venues are proven concepts that will provide economic benefit to the community through an approximate $30 million private investment creating employment and entertainment opportunities, enhancing private and governmental revenues, and serving as a catalyst for further economic development activities.

D.	Notes Live Venues will be part of the entertainment, hospitality, and tourism industries that are important components of the Nashville area and Middle Tennessee, and which will benefit Murfreesboro and Rutherford County by providing enhanced lifestyle amenities along with significant economic benefits that are consistent with the City efforts to increase these types of development by considering and planning an amphitheater facility within the City. The Notes Live Venues allows the City to secure this type of facility, along with other beneficial aspects of the proposed development and the associated broadcast media and will have a significant increase in the local economy thus enhancing the general welfare of the public.

Agreement

NOW, THEREFORE, for good and valuable mutual considerations, including but not limited to the community values and benefits to be achieved by the City and the profit and business values and benefits to be achieved by Notes Live, the receipt and sufficiency of all of which is hereby irrevocably acknowledged and confirmed, the Parties agree as follows:

1.	The Project

1.1	The development project subject to this Agreement will consist of the Notes Live Venues, which are generally described as follows (“Project”):

a.	Bourbon Brothers Smokehouse and Tavern (“BBST”) will be a full-service restaurant with seating for approximately 300 patrons and which will include a high-quality tasting room, rooftop patio, and a large integrated outdoor patio hosting area with outdoor fireplaces.

b.	Bourbon Brothers Presents/Boot Barn Hall (“BBP”) will be an indoor music and event venue booking national touring artists as well as upcoming artists and local performers. It will be designed to handle approximately 500 patrons for fully seated events with 8-top tables and approximately 900 patrons in general admission style configurations.

c.	The Sunset Music Colosseum on the Stones River (“SMC”) will be an open-air amphitheater facing the Stones River and Old Fort Golf Course, with 4,500 stadium-style seats, casual lawn seating, and 45 VIP Fire-pit Suites and seating for up to eight guests. SMC will be designed to be among the top open-air venues in the country, capable of hosting larger national touring acts from April through October.

d.	A parking lot adequate to park SMC and serve the parking requirements of BBP, and which may incorporate offsite parking necessary to provide sufficient parking for these venues (“Shared Parking Facility”).

e.	Infrastructure improvements required for development and use of the Project as set forth below.

f.	In addition to constructing BBST, BBP, and SMC as provided herein, Notes Live may, in its sole discretion, also construct a Roth Seafood and Chophouse as a component of the SMC, which will be subject to the City review and approval otherwise provided herein and to adequate parking therefore being constructed.

1.2	The Project will be designed and constructed contemporaneously as an integrated, comprehensive, and coordinated development consistent with the Gateway Development Overlay Standards, Gateway Property Owners’ Design Standard, and substantially consistent with the Project Concept Plans, the latter of which is attached as Exhibit A.

2.	The Property

2.1	The City, in its discretion, may cause the Property to be subdivided into two parcels approximately as shown on Exhibit B.

a.	Lot 1, which will be approximately 15 acres, upon which Notes Live will construct all components of the Project.

b.	Lot 2, approximately 3.2 acres, upon which Notes Live will construct the Shared Parking Facility.

2.2	Notes Live will survey and define Lot 1 and Lot 2 in accordance with the final design of the Project, and the City will create a Plat Map reflecting a delineation of the Property substantially as set forth on Exhibit B attached hereto (the “Plat”); provided, however, that the City and Notes Live may agree to create a demising line between Lot 1 and Lot 2 without a required survey and replating to create two separate legal lots of record.

b.	After Notes Live submits and receives approval of a site plan from the City and the re-subdivided plat, if any, is approved, the City will convey Lot 1 and Lot 2 to Notes Live in exchange for the Purchase Obligation, as defined below.

c.	The City and Notes Live will enter into contemporaneously with this Agreement an agreement that defines the development and use of Lot 2 for the Shared Parking Facility attached hereto as Exhibit C (“Use Agreement”).

2.3	Transfer of the Property will occur at the Office of Rick Mansfield, Attorney, 110 S. Maple Street, Murfreesboro TN 37130, or at such other place to which the Parties may agree, on or before the date 90 days after completion of the final Plat, at which time:

a.	the City will execute and record an appropriate re-subdivision plat of the Property, if required;

b.	the City will deliver an acceptable Special Warranty Deed to Lot 1 and Lot 2 without liens, encumbrances or, except as approved by Notes Live, other tide exceptions;

c.	the parties will execute and deliver the Use Agreement with respect to Lot 2;

c.	Notes Live will execute a Promissory Note reflecting the terms described below;

d.	Notes Live will execute a Lien to Secure Performance of the provisions of the Promissory Note; and

e.	each Party will execute other reasonably required documents or assurances normally required for a commercial real estate dosing in Rutherford County, Tennessee.

2.4	Notes Live will be solely responsible for any Title Commitment or Title Insurance Policy it may elect to obtain.

2.5	Notes Live will pay all costs associated with the transfer of the Property in accord with the normal practices for a commercial real estate closing in Rutherford County, Tennessee.

3.	Purchase Obligation

3.1	For purposes of this Agreement and in consideration of the economic benefits that the Project brings to the City, the City will sell to Notes Live the Property for $3,267,000 (“Purchase Price”).

3.2	The Purchase Price will be paid in 20 equal installments of $163,350 beginning on July 1st following the issuance of a certificate of occupancy for any of the Notes Live Venues and continuing each July 1st thereafter until paid in full (“Purchase Price Payments”).

3.3	The City will hold a promissory note that reflects the payments terms of Section 3.2 and a secured lien against the property for the unpaid balance of the promissory note that will be subordinate in second position to any security interest held against the property for purposes of financing by Notes Live through a fully amortizing note with a term not greater than 30 years; provided, however, that the financing in primary position cannot be held for purposes of funding on-going operational expenses or any type of revolving loan facility.

3.4	In the event any of the Notes Live Venues cease to operate fully in the manner designed, which includes the failure of SMC for a period of two consecutive seasons (April to October) to host a minimum of five ticketed events with more than 2,500 paid attendees, or should any of the venues be transferred other than as provided herein, Notes Live will pay to the City an amount equal to the $15.74 per square foot of the final size of Lot 1 less any Purchase Price Payments received by the City.

4.	Shared Parking Facility.

4.1	Upon conveyance of Lot 1, the parties will execute the Use Agreement, pertaining to the Shared Parking Facility.

4.2	Under the Use Agreement , among other provisions, Notes Live will have priority use for events at BBP and SMC while permitting the City to use the Shared Parking Facility as a trailhead for its Greenway Trail System and to schedule other City events utilizing the Shared Parking Facility.

4.3	The Use Agreement will incorporate terms and conditions related to parking lot on Lot 2 that arc necessary to assure adequate and convenient parking is provided for the Project.

4.4	The Use Agreement will provide that Notes Live is responsible for management of the Shared Parking Facility and entitled to all parking fees and other revenue generated therefrom by Notes Live.

4.5	In addition to the Shared Parking Facility, the City is considering improvement of the approximately nine acres owned by the City east of Fire Station 4 and West Fork of the Stones River that is only suitable for development as parking and which, if developed, will serve as ancillary parking related to events in the Gateway. Such improvement will be available to assist with overflow parking for the Notes Live Venues when needed.

5.	Zoning

5.1	Notes Live understands that the Property is currently zoned MU (Mixed Use) with a GDO-3 Overlay, and that the GDO-3 Overlay requires certain enhanced design, development, and construction standards, including that architecture and Site Plans be submitted to and approved by the Gateway Design Review Committee concurrent with submission to the Planning Commission.

5.2	The parties contemplate that Notes Live will apply to have a Planned Sign Overlay or a Planned Entertainment Overlay (which the City is in the process of creating) that will supplement the zoning of the Property and will require approval by the Planning Commission and City Council.

6.	Construction Requirements

6.1	Prior to construction of the Project, including site preparation, Notes Live will secure approval of appropriate master plans, grading plans, site plans, and construction plans as required by the City Zoning Ordinance and Building Codes Department and the issuance of appropriate permits, all of which will be in full accord with City Subdivision Regulations and Street Design Specifications and subject to all applicable City Ordinances, Codes, and requirements.

6.2	Infrastructure Improvements

a.	Notes Live will construct the necessary on-site water, sewer, reuse water, and stormwater improvements necessary to serve the Project consistent with City standards and funding for such construction may include contributions from the City and/or third-party property owners.

b.	Notes Live will construct the following roadway improvements necessary or incident to the development and operation of the Project as definitely set forth in Exhibit D:

1.	Dedicated turn lanes from eastbound and westbound Medical Center Parkway into the Property at the Fountains Crossover.

2.	An additional dedicated left-turn lane on northbound Gateway Boulevard onto Medical Center Parkway.

3.	A private street (“Access Street A,” as further defined on Exhibit D) into the Property from Medical Center Parkway along the eastside of the Property aligning with the private drive into the Fountains at the eastside of the Fountains property, with dedicated right and left turn lanes from Medical Center Parkway into the Property and developed in coordination with the Swanson Developments, LP, property to the east of the Property constructed in accordance with public street standards except for required setbacks.

4.	A complete compliment of traffic signal elements at the intersection of Medical Center Parkway and Access Street A.

5.	A street stub from Access Street A into the Swanson Developments, LP, property located to the east of the Property.

c.	Notes Live will construct the parking area on Lot 2 such that it will serve the section of the Greenway Trail to be constructed by the City in the future along the Stones River on land adjacent to the southern boundary of the Property.

6.3	SMC will be designed and constructed to ensure SMC events comply with the City’s Noise Ordinance in effect of the completion of construction.

6.4	Construction of the Project, which will be indicated by the initiation of site preparation, will begin within 60 days of the issuance by the City of a Land Disturbance Permit (“Initiation Date”), which must be submitted no later than June 1, 2023.

a.	Should Notes Live fail to begin construction by the Initiation Date, unless extended by the City for good cause, Notes Live will transfer Lot 1 and Lot 2 back to the City.

b.	Construction of BBST and BBP will be completed within 18 months of the City’s issuance by of a Land Disturbance Permit (“BB Completion Date”) and construction of SMC must be completed within 24 months of the City’s issuance of a Land Disturbance Permit (“SMC Completion Date”). Completion of construction will be indicated by the City’s issuance of a certificate of occupancy, which may not be unreasonable withheld or delayed.

d.	In the event construction of the BBST and BBP are not completed by the BB Completion Date or construction of SMC is not completed by the SMC Completion Date:

1.	the City will provide Notes Live written notice of the requirements for issuance of a certificate of occupancy within 90 days following the notice; and

2.	thereafter, except as provided in Section 10.11, if the BB Completion Date or the SMC Completion Date remains unmet after expiration of the notice period provided in Section 6.4(d)(1), Notes Live will pay to the City without the requirement of any additional notice an amount equal to the installment payment set forth in Section 3.2 for each additional 90-day period in which the BB Completion Date or the SMC Completion Date remains unmet, and such payments will be credited against the Purchase Price (“Construction Delay Recovery”).

3.	In the event the BB Completion Date or the SMC Complete Date remains unmet for three payments of the Construction Delay Recovery, Notes Live will pay to the City the amount set forth in Section 3.4 less any paid Construction Delay Recovery.

7.	Representations and Warranties.

7.1	Notes Live represents and warrants to the City the following:

a.	Notes Live is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Colorado;

b.	Notes Live is duly qualified to do business and is in good standing in every jurisdiction in which such qualification is required, including the State of Tennessee, except where the failure to be so qualified, in the aggregate, would not reasonably be expected to adversely affect its ability to perform its obligations under this Agreement;

c.	Notes Live has the full right, corporate power, and authority to enter into this Agreement and to be bound to and perform the obligations set forth herein;

d.	The execution of this Agreement by the individual or individuals whose signature or signatures appear below and the delivery of this Agreement has been duly authorized by all necessary corporate actions on the part of Notes Live;

e.	The execution, delivery, and performance of this Agreement by Notes Live does not violate, conflict with, require consent under or result in any breach or default under Notes Live’s organizational documents (including its certificate of incorporation and by-laws or with or without notice or lapse of time or both, the provisions of any material contract or agreement to which Notes Live is a party or to which any of its material assets arc bound (“Notes Live Contracts”);

f.	This Agreement has been executed, and delivered by Notes Live and constitutes the legal, valid, and binding obligation of Notes Live, enforceable in accordance with its terms;

g.	The Agreement is in material compliance with all applicable Laws and Notes Live Contracts relating to this Agreement and the operation of its business;

h.	Notes Live has obtained or will timely obtain all licenses, authorizations, approvals, consents, or permits required by applicable Laws (including the rules and regulations of all authorities having jurisdiction over the sale of alcoholic beverages) to conduct its business generally and to perform its obligations under this Agreement;

i.	Notes Live has the requisite resources, skill, experience, and qualifications to perform all of the obligations under this Agreement in a professional manner; and

j.	Notes Live has secured or will timely secure the full right, power, and authority (by ownership, license, or otherwise) to use patents, copyrights, trademarks, or other intellectual property embodied in the services or goods used in performing the services required under the terms and conditions of this Agreement.

7.2	The City represents and warrants to Notes Live the following:

a.	The City is a municipal corporation chartered under a Private Act of the General Assembly of the State of Tennessee;

b.	The City, upon the approval of this Agreement by the City Council in a duly noticed public meeting, has the right and authority to enter into this Agreement and to perform its obligations hereunder;

c.	This Agreement, contingent upon the condition set forth in (b), constitutes the legal, valid, and binding obligation of the City; and

d.	The City is vested with good and marketable title to the Property.

7.3	Neither party, nor any other person on such party’s behalf, has made or makes any express or implied representation or warranty, either oral or written, whether arising by law, course of dealing, course of performance, usage, trade, or otherwise, all of which are expressly disclaimed, and the parties acknowledge they have not relied upon any representation or warranty made by the other party, or any other person on such party’s behalf, except as specifically provided in herein.

8.	Notices

8.1	Notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a “Notice”) must be in writing and arc deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email, provided receipt is confirmed, and if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid).

8.2	Notices must be sent to the respective parties at the following addresses (or at such other address for a party as specified in a Notice given in accordance with this section):

If to City:	with a copy to:

City manager	City Attorney
City of Murfreesboro	City of Murfreesboro
111 West Vice Street	111 West Vice Street
Murfreesboro, TN 31730	Murfreesboro, TN 37130

9.	Assignment

9.1	Notes Live may not assign any of its rights or delegate any of its obligations under the Agreement to any entity not owned by, or under common control with Notes Live without the prior written consent of the City; provided, however, notwithstanding the City’s consent, if given, this Agreement remains binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns and, therefore, no assignment or delegation relieves the assigning or delegating party of any of its obligations hereunder. Notwithstanding anything herein or elsewhere to the contrary, the City acknowledges and agrees that the development obligations of Notes Live will be financed by a third-party lender, that nothing herein may limit or restrict the right of Notes Live to pledge Lot 1 and Lot 2 as collateral for such financing, and that the City (upon request) will execute and deliver such subordination documents as may be reasonably requested by such lender in connection therewith.

9.2	The City acknowledges that Notes Live may assign a portion of its rights under this Agreement with respect to SMC to another entity for purposes of financing, the consent for which the City will not unreasonably withhold, condition, or delay; provided, however, that Notes Live will remain joint and severally obligated with any assignee on the obligations with respect to the Purchase Obligations set forth in Section 3.

9.3	Any purported assignment or delegation in violation of this section is null and void.

10.	Miscellaneous

10.1	This Agreement and all related Exhibits constitute the sole and entire agreement of the parties with respect to the subject matter address herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to the subject matter.

10.2	This Agreement sets forth the terms and condition of a commercial transaction and the City does not waive or alter any of its governmental authority to address matters under federal or state statute and regulations, the City’s ordinances, or the City’s police powers.

10.3	If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

10.4	This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

10.5	No waiver by any party of any of the provisions of this Agreement is effective unless explicitly set forth in writing and signed by a duly authorized individual on behalf of the waiving party. No waiver by any party operates or may be construed as a waiver in respect of any failure, breach, or default not expressly identified by a written waiver, whether of a similar or different character, and whether occurring before or after the waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement operates or may be construed as a waiver thereof; nor does any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

10.6	The rights and remedies under this Agreement are cumulative and arc in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

10.7	This Agreement is for the sole benefit of the parties hereto and Notes Live’s permitted successors and permitted assigns and nothing herein, express or implied, is intended to or confers upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

10.8	This Agreement and all matters arising out of or relating thereto are governed by and construed in accordance with the laws of the State of Tennessee without giving effect to any choice or conflict of law provision or rule.

10.9	Any legal suit, action, or proceeding arising out of this Agreement or the transactions contemplated thereby may only be instituted in the state courts of Rutherford County, Tennessee, and Notes Live irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Notes Live irrevocably and unconditionally waives any objection to venue of any suit, action, or proceeding in such courts and irrevocably waives and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

10.10	In the event that either party institutes any legal suit, action, or proceeding, including arbitration, against the other party to enforce the covenants contained in this Agreement or arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding will be entitled to receive, in addition to all other damages to which it may be entitled, the reasonable costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses and court costs.

10.11	No party is liable or responsible to the other party, nor may be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other party hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the affected party’s reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot, or other civil unrest; (d) government order or law; (e) actions, embargoes, or blockades in effect on or after the date of this Agreement; (f) action by any governmental authority; (g) national or regional emergency; and (h) shortage of adequate power or transportation facilities. The party suffering a Force Majeure Event must give notice within 10 days, or as soon as reasonably feasible, of the Force Majeure Event to the other party, stating the period the occurrence is expected to continue and must use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event arc minimized.

10.12	Nothing herein will be construed to create a joint venture or partnership between the parties hereto or an employer-employee or agency relationship. Neither party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party

10.13	If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party will make such payment or delivery on the next succeeding Business Day.

10.14	Time is of the essence with respect to this Agreement.

[Signatures appear on the following pages.]

EXECUTED to be effective as of the date of the last Party to sign, PROVIDED that this Agreement is of no force or effect unless and until approved by the Murfreesboro City Council and the governing board of Notes Live.

NOTES LIVE, INC.

/s/ JW Roth
By:	JW Roth
Its:	CEO
Date:	8-17-22

CITY OF MURFREESBORO

/s/ Shane McFarland
By:	Shane McFarland, Mayor

ATTEST:

/s/ Jennifer Brown
By:	Jennifer Brown, City Recorder

APPROVED AS TO FORM:

/s/ Adam Tucker
By:	Adam Tucker, City Attorney

Authorized and approved by City Council on August 10, 2022.